Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940 - DRAFT

We, as members of management of Putnam Fiduciary Trust Company on behalf of the Putnam Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2005, and from February 25, 2005 through September 30, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, and from February 25, 2005 through September 30, 2005, with respect to securities reflected in the investment accounts of the Funds.


Putnam Fiduciary Trust Company


By:



/s/ Paul Bucuvalas
Managing Director - Custody
Services


March 29, 2006

Date